JOINT ERRORS & OMISSION LIABILITY INSURANCE AGREEMENT
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     THIS AGREEMENT made as of this 4TH day of June, 2007 by and among Torrey
International Strategy Partners, LLC ("International Strategy"), Torrey U.S. Strategy Partners, LLC ("U.S. Strategy" and collectively with International Strategy, the "Funds") and Torrey Global Equity Partners, L.P., (the "Insureds" or the "Parties") which are named insureds under a joint liability policy as described below and for which Torrey Associates, LLC acts as investment manager are entered into under the following circumstances:

     A. Section 17d-1(d)(7) of the Investment Company Act of 1940, as amended ("the 1940 Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that directors, officers and employees of registered investment companies be covered under a liability, errors and omissions insurance policy, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17d-1(d)(7)");

     B. The Insureds are named as joint insureds under the terms of a joint errors & omissions insurance policy ("Policy");

     C. A majority of those members of the Board of Managers of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries under such Policy and the Board of Managers of each Fund has approved the term and amount of the Policy, the portion of the premium payable by that party, and the manner in which recovery on the Policy, if any, shall be shared by and among the parties thereto; and

     D. The Insureds now desire to enter into the agreement required by Rule 17d-1(d)(7) of the Act to establish the manner in which recovery under the Policy, if any, shall be shared.

     NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

     1. Payment of Premiums.

     Each Insured shall pay a portion of the premium due under the Policy derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Insureds combined and (ii) the numerator of which is the total net assets of each of the Insureds individually. Each of the Insureds agrees that the appropriateness of the allocation of said premium will be determined no less often than annually. No adjustment of the allocation of said premium will be implemented without approval of the Boards of Managers.

     2. Allocation of Recoveries

     (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the policy, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to fully indemnify such party sustaining loss.

     (b) If the recovery is inadequate to fully indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

          (i) Each Party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of policy which would be required to be maintained by such party under a single insured policy (determined as of the time of loss) in accordance with the provisions of Rule 17d-1(d)(7).

          (ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph
(i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

     3. Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that the Funds' Board of Managers, including a majority of those Managers who are not interested persons (as such term is defined in the 1940 Act), shall have approved this Agreement. This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured policy and shall apply to the present liability policy coverage and any renewal or replacement thereof. It shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

     4. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of the Board of Managers.

     IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

Torrey International Strategy Partners, LLC


By:
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    James A. Torrey, Board of Managers

Torrey U.S. Strategy Partners, LLC


By:
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    James A. Torrey, Board of Managers

Torrey Global Equity Partners, L.P.

By: Torrey Associates, LLC, its general partner

By:
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    James A. Torrey, President

SK 80350 0024 794454